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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

NOVEMBER 21, 2002

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN 20123 ITALY
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Luxottica Group and Armani Group Announce
Expiration of License Agreement

        Milan, Italy, November 21, 2002—Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), and the Armani Group today jointly announced that their license agreement for the manufacture and distribution of the Giorgio Armani and Emporio Armani eyewear collections will come to an end in the first half of 2003.

        Leonardo Del Vecchio, chairman of Luxottica Group, said: "I have a deep respect for Giorgio Armani. Unfortunately, during the discussions for the renewal of the license agreement different strategic priorities emerged and, as a result, it was not possible to find common ground for the respective interests of each group."

        Giorgio Armani, chairman and Chief Executive of the Armani Group, said: "The Armani Group and Luxottica Group have had a long and mutually rewarding relationship since 1988, when we signed the first license agreement for the manufacture and distribution of Giorgio Armani eyewear, later followed by the launch of Emporio Armani eyewear. Today, as a result of this partnership, the Armani Group has become a world leader in designer eyewear. We are currently considering alternatives for the future manufacture and distribution of our eyewear collections."

        Mr. Armani continued: "I also have the utmost respect for Leonardo Del Vecchio. Through his great vision and dynamic leadership, he has successfully built Luxottica Group into the world's leading eyewear company. In addition, being a shareholder of Luxottica Group has always been rewarding and the expiration of the license agreement does not have a bearing on my shareholding in the Company."

        Turning to the future, Mr. Armani added: "To continue our leadership position, the Armani Group will maintain a clear distinction between the identities of the separate Giorgio Armani and Emporio Armani eyewear collections both by emphasizing the specific design of each collection and by implementing a tightly controlled distribution strategy, while continuing to support them with the highest level of customer service."

About Luxottica Group S.p.A.

        Luxottica is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group's products, which are designed and manufactured in six facilities in Italy and one in the People's Republic of China, include over 2,250 styles in a wide array of colors and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Hong Kong and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India. In March 2001, Luxottica acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, ArnetteTM and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2001, Group net sales improved year-over-year by 26.8 percent to EUR 3,064.9 million and net income by 23.9 percent to EUR 316.4 million. Additional information on the company is available on the web at www.luxottica.com.

Safe Harbor Statement

        Certain statements in this press release may constitute forward-looking statements which are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including risks that may not be subject to the Company's control. These risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, our ability to successfully introduce new products, our ability to maintain an efficient distribution network, our ability to effectively integrate newly acquired businesses, our ability to negotiate and maintain favorable license agreements, liabilities arising from legal or regulatory proceedings to which we are or may become a party, the availability of correction alternatives to prescription eyeglasses, our ability to adequately protect our intellectual property and other proprietary rights and other political, economic and business risks referred to in the Company's Annual Report on Form 20-F for 2001 and its other filings with the Securities and Exchange Commission.

Company and U.S. agency contacts

Sabina Grossi, Director, Investor Relations	Luca Biondolillo
Alessandra Senici, Investor Relations	Breakstone & Ruth—New York
Silvia Cestelli Guidi, Investor Relations	Tel.: +1 (646) 536-7012
Luxottica Group	E-mail: Lbiondolillo@breakstoneruth.com
Tel.: +39-02-8633-4665
E-mail: SabinaGrossi@Luxottica.com
AlessandraSenici@Luxottica.com
SilviaCestelli@Luxottica.com

# # #

Luxottica Group, Page 2 of 2

Luxottica Expects EPS of Euro 0.75 for Fiscal Year 2003,
Not Including New Potential Acquisitions

        Milan, Italy, November 21, 2002—Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), worldwide leader in the eyewear sector, today announced that it expects to post earnings per share (EPS) of Euro 0.75, or earnings per ADS (one ADS equals one ordinary share) (EPADS) of US$0.75, for fiscal year 2003, assuming parity in Euro/U.S. Dollars exchange rates. These figures already take into account the expected impact on the Group's consolidated results for the full year of the expiration on May 31, 2003, of the license agreement with Giorgio Armani S.p.A.

        The Company also indicated that sales of Armani eyewear represent approximately 7.2 percent of the Group's consolidated net sales.

        Leonardo Del Vecchio, chairman of Luxottica Group, said: "We are currently involved in license negotiations with major worldwide brands that we are confident we can help succeed in a short period of time, just as we did with Chanel. In fact, it took only two years for sales of Chanel eyewear to exceed those of all our other licensed brands, including Giorgio Armani."

        "On the retail front, we are evaluating several alternatives and expect to close at least one acquisition within the first half of 2003. This would allow us to increase our target for fiscal year 2003 to EPS of Euro 0.88, or EPADS of US$0.88."

        Today, during a conference call prompted by the need to answer questions from investors regarding the just announced expiration of the license with Armani, Luxottica Group pointed out, in reply to specific questions, that significant differences regarding design, minimum guaranteed revenues and distribution had arisen between the two Groups during the discussions relating to the renewal of the agreement. Luxottica Group's statements on such points are summarized below.

        The Company stated that, after a mutually rewarding 14-year long relationship that yielded exceptional results even during difficult years, such as 2002, when sales of Armani eyewear remained unchanged, the Armani Group had decided to make major changes to the design of its eyewear collections. Luxottica Group decided that it could not adhere to this change in strategy. In fact, the shift from a classic product to a trendier version would have made it a niche product and this would have translated into a significant decline in sales for at least three to four years.

        Luxottica would have had to bear in its entirety the impact of the decline in sales, since the contract with the Armani Group provided for royalty payments on minimum guaranteed revenues, regardless of actual sales.

        Regarding the differences in distribution, Luxottica Group explained that Giorgio Armani S.p.A. requested that it materially reduce the number of opticians authorized to sell the licensed products. Meeting this demand, Luxottica Group believes, would have meant not only a significant loss of sales, but also damage to the Company's image, resulting in a negative impact on sales of the 22 brands sold by the Group. Luxottica Group further noted that typically, when a distributor no longer allows an optician to buy a brand that he had been able to stock for many years, the optician reacts by no longer ordering any products from that particular distributor. In fact, one of Luxottica Group's most important assets is its relationship with the more than 200,000 opticians with whom the Group works in 120 countries.

About Luxottica Group S.p.A.

        Luxottica is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group's products, which are designed and manufactured in six facilities in Italy and one in the People's Republic of China, include over 2,250 styles in a wide array of colors and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Hong Kong and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India. In March 2001, Luxottica acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, ArnetteTM and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2001, Group net sales improved year-over-year by 26.8 percent to Euro 3,064.9 million and net income by 23.9 percent to Euro 316.4 million. Additional information on the company is available on the web at www.luxottica.com.

Safe Harbor Statement

        Certain statements in this press release may constitute forward-looking statements which are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including risks that may not be subject to the Company's control. These risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, our ability to successfully introduce new products, our ability to maintain an efficient distribution network, our ability to effectively integrate newly acquired businesses, our ability to negotiate and maintain favorable license agreements, liabilities arising from legal or regulatory proceedings to which we are or may become a party, the availability of correction alternatives to prescription eyeglasses, our ability to adequately protect our intellectual property and other proprietary rights and other political, economic and business risks referred to in the Company's Annual Report on Form 20-F for 2001 and its other filings with the Securities and Exchange Commission.

Company and U.S. agency contacts

Sabina Grossi, Director, Investor Relations	Luca Biondolillo
Alessandra Senici, Investor Relations	Breakstone & Ruth—New York
Silvia Cestelli Guidi, Investor Relations	Tel.: +1 (646) 536-7012
Luxottica Group	E-mail: Lbiondolillo@breakstoneruth.com
Tel.: +39-02-8633-4665
E-mail: SabinaGrossi@Luxottica.com
AlessandraSenici@Luxottica.com
SilviaCestelli@Luxottica.com

# # #

Luxottica Group, Page 2 of 2

LUXOTTICA GROUP S.p.A.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.P.A.
By:	/s/ ROBERTO CHEMELLO Roberto Chemello Co-Chief Executive Officer

        Date: November 21, 2002

QuickLinks

Luxottica Group and Armani Group Announce Expiration of License Agreement
Luxottica Expects EPS of Euro 0.75 for Fiscal Year 2003, Not Including New Potential Acquisitions